04046073

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Formation Capital Corporation

*CURRENT ADDRESS Suite 1510 - 999 W. Hastings St.
Vancouver, B.C. V6C 2W2

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 1 0 2004
THOMSON FINANCIAL

FILE NO. 82- 2783 FISCAL YEAR 2/28/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 11/9/04

Formation Capital Corporation, U.S.

Formation Chemicals, Inc.

Formation Capital Corporation

Minera Terranova S.A de C.V.

Coronation Mines Limited

Annual Report 2003

Table of Contents

(Note: All dollar amounts quoted in this report are in Canadian currency unless otherwise noted.)

Fiscal 2003 has proven to be a challenging and rewarding year for your Company. Most challenging was the successful raising of over $4.9 million – the most rewarding, the successful completion of the purchase of the Big Creek Hydrometallurgical Complex ("Complex") located near Kellogg, Idaho. Many difficult decisions were made regarding the use of the proceeds raised, which were influenced by the underlying goal of attaining the most opportune route to cash flow. The purchase of the Complex, and its planned re-establishment for refining third party silver, is considered by Management the quickest route to cash flow for the Company while minimizing future equity issuances. Such cash flow could then be utilized to continue the permitting process on the Company's Idaho Cobalt Project ("ICP") and assist in the retro-fitting of the complex for the acceptance of ICP concentrate.

The ICP, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production.


Shareholders & Investors Review Idaho Cobalt Project

Recent developments in the price of cobalt bode extremely well for the Company. Following a low of US$6.40 per pound in October of 2002, the price of the commodity has jumped to over US$10 per pound as at the time of writing. Some traders have predicted a serious shortage of the metal by next year prompting projections commanding US$18 - $25 per pound for this strategic metal. During this extremely bullish period for gold, few realize that cobalt prices have risen proportionally higher than that of gold.

Utilizing US$18 per pound cobalt metal prices producing value added cobalt chemicals, the ICP has a net worth, discounted 8%, of over US$266 million, with an internal Rate of Return of greater than 127%.

Although the permitting on the ICP has been progressing much slower than anticipated due primarily to budgetary constraints, the process is approximately 70% complete with most scientific studies completed to at least final draft stage. At this juncture, no problems or concerns have been identified or encountered that may pose a hindrance to the permitting process. There are no formal opposition groups and we continue to get the support of all Idaho politicians, at the local, state and federal levels.


Dear Bill,
Thanks for the presentation.
You can count on me.
Larry

LARRY E. CRAIG
IDAHO

UNITED STATES SENATE
WASHINGTON, DC 20510-1203

Note of Support From Senator Larry Craig to Formation Capital Corporation, U.S.'s President, W.G. (Bill) Scales

With continued support, successful funding and a mine permit possible by mid 2004, the ICP could be on line with cobalt prices reminiscent of the over US$20 per pound averages witnessed throughout the 1990's.

Between March 11 and September 5 of 2002, Formation announced the raising of $4,275,380 through a private placement financing at $0.25 per unit, each unit being comprised of one share and one share purchase warrant, each share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.30 per share.

These successful financings were conducted in tranches I through V. Concurrent with the successful closing of the first two tranches of the private placement financings, the Company announced that it and Clubb Capital Ltd. could not agree on the terms of a proposal by Clubb Capital to increase the size of the initial $2.5 million private placement of units announced January 24, 2002.

Consequently, the Company and Clubb Capital proceeded with a previously agreed to private placement of units consisting of 7.5% secured convertible redeemable debentures (at $0.25 per share) in the total principal amount of $860,000 and 2,666,400 non-transferable share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.30 per share for 5 years. Concurrent with the closing of the private placement, the two $400,000 promissory notes issued by the Company, as referred to in its December 19, 2001 and January 24, 2002 news releases, were cancelled.

During this period, the Company also settled $307,676 of indebtedness with the issuance of 1,211,675 shares to various trade creditors. While Management was negotiating the above trade creditor settlements, it was also busy re-negotiating the total purchase price of the Complex.

In April of 2002, the Company announced it had successfully negotiated an amendment to the Option and Sale Agreement of the Complex by and between Sunshine Precious Metals Inc. and Formation Capital dated August 16, 2001, saving the Company over US$900,000. The amended agreement decreased the total purchase price for the facility from US$2.5 million to US$1.575 million, provided Formation elected to fulfill an accelerated cash payment schedule. The expected replacement cost to build such a facility has been estimated at US$40 to $50 million. On September 24, 2002, Formation Chemicals, Inc., a wholly owned subsidiary of Formation Capital Corporation, announced the purchase of the metals processing facility complete, and that the total purchase price had been further reduced to US$1.275 million, resulting in a total savings of US$1.225 million off the original purchase price.



Management & Consultants converse between presentations during Joint Review Process Meetings

Management considers the acquisition of the Complex a significant milestone in the development of the Company and has been diligently proceeding with the re-establishment of the facility through the completion of a comprehensive business plan for financing purposes. The business plan includes numerous Expression of Interest Letters from various companies that when totaled, exceed the current 10 million ounce yearly capacity of the silver refinery section of the Complex.

The Company initially plans to proceed with re-establishing the Complex for the tolling of outside concentrate, silver dore or other feed, which would generate cash flow. Discussions with various parties regarding feed for the Complex are ongoing. Cash flow generated from the processing of these materials could then be used to assist in the funding of the ICP.

Upon retro-fitting, the 36,000 square foot acid pressure leach hydrometallurgical plant will be ideally suited to treat cobalt concentrate from the ICP. The facility also includes a unique 24,000 square foot hydrometallurgical alkaline leach plant, capable of processing a wide variety of materials. In addition, the Complex includes a large, fully compliant, permitted, modern tailings facility.

The Complex is currently outfitted to produce 10 million ounces of silver, 10,000 ounces of gold and 4 million pounds of copper annually. Upon retro-fitting for acceptance of ICP concentrate, the facility will be capable of producing 3.3 million pounds of cobalt annually, equivalent to 5 - 8 million pounds of value-added cobalt chemicals used in a variety of applications such as the rapidly expanding re-chargeable battery sector.

The acquisition of the assets of a Company includes people as well as materials. Toward the end of the first quarter, the Company announced the addition of Dr. David Stone, Ph.D., P.E., P.Eng., to its Board of Directors. As a mining/geotechnical engineer with over 17 years of experience in underground and surface mining in some 40 projects in 17 countries, Dr. Stone's extensive worldwide experience has added valuable and knowledgeable skills to the Board.

Dr. Stone's primary expertise is in mining rock mechanics, and is internationally recognized as an expert in mine backfilling. Dr. Stone currently serves as Chairman of the International Minefill Council, and has served as Chairman of the 7th International Symposia on Mining with Backfill.

His expertise include an extensive knowledge of current mining methods, mine planning, production scheduling, capital and operating costs, equipment selection, and project cash flow analyses – invaluable skills and experience as the ICP progresses towards production.

Two further additions compliment the Formation's Board and Management team, Mr. Raymon L. Torchinsky and Mr. John L. Allen. At the Company's Annual General Meeting, held in Vancouver on August 23, 2002, Mr. Raymon Torchinsky was elected to the Board of Directors. Mr. Torchinsky is a Principal of Torchinsky Consulting, an economic geography consulting business based out of Vancouver, B.C. Prior to January 2001, Mr. Torchinsky was Director of Agra Inc., a world-renowned engineering consulting firm. Mr. Torchinsky offers a wealth of business management and directorship experience to the Company's Board of Directors.

At that time the Company also announced the appointment of Mr. John L. Allen, as General Manager of Formation Chemicals, Inc.

Mr. Allen has served in various operating and project development capacities with Sunshine Mining and Refining Company. His most recent assignments were Vice President and Manager of Metallurgy with Sunshine Argentina and Sunshine Precious Metals, Inc. His 24 years of mineral processing experience in the areas of sulfide flotation and pressure leaching provides Formation with the operational management expertise it will require for the efficient, cost effective operation of the Complex.

He is a member of the Society for Mining, Metallurgy and Exploration, Inc. and is an "Industrial Fellow" with The Center For Advanced Mineral and Metallurgical Processing, Montana Tech of the University of Montana.

As the year closed, Formation raised an additional $632,258 through the closing of a private placement at $0.20 unit, each unit being comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.25 per share until March 1, 2005.



Historical 99.999% purity silver production from the Sunshine Silver Refinery, then owned by Sunshine Mining and Refining Company.

As means of raising further capital in response to recent market conditions and as show of appreciation to loyal shareholders, Management announced in March of 2003 the Company has given notice to the arm's length holders of 1,787,000 of its $0.50 common share purchase Warrants issued March 22, 2001 of an extension of the Warrant expiry date from March 22, 2003 to March 22, 2006, and shortly thereafter announced a reduction in price to $0.15 on all 26,723,125 outstanding arm's length warrants if exercised on or before July 31, 2003. Those warrants that remain unexercised on or before July 31, 2003, would revert to their original terms and conditions. The exercise of all such warrants at $0.15 would net the Company approximately $4 million.

These funds, and other financing ventures currently being pursued, would allow Formation to re-start the silver refinery and fast track the permitting of the ICP, thus soundly positioning the Company on the road to cash flow and ultimately, production.

ON BEHALF OF THE BOARD OF DIRECTORS

Mari-Ann Green
Chairman & C.E.O.

J. Scott Bending
President

July 8, 2003

The following discussion of the results of operations of the Company for the fiscal years ended February 28, 2003 and 2002 should be read in conjunction with the financial statements of the Company and notes thereto. There have been no major changes in the accounting policies during the two-year period with the exception of the adoption of the stock-based compensation policy, in accordance with the new accounting recommendations of the CICA. The adoption of this policy had no material effect on the Company's financial statements.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last two completed financial years and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company is engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties. Currently, the Company holds properties in Manitoba, Saskatchewan, the United States and Mexico. The Company, either directly or through its three subsidiaries, Coronation Mines Limited, Formation Capital Corporation, U.S. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. Resource property acquisition and exploration expenditures to February 28, 2003 are approximately $20.5 million. More recently the Company has set up a fourth wholly owned subsidiary, Formation Chemicals, Inc. that has successfully completed the purchase of the Big Creek Hydrometallurgical Complex ("Complex"). This expenditure of $2.5 million includes the acquisition and all associated due diligence and legal costs. The goal is to re-establish the Complex for refining third party silver, and is considered the most opportune route to cash flow. Expenditures in the Idaho Cobalt Belt, where the Company's Idaho Cobalt Project ("ICP") has reached the permitting and feasibility stages, accounts for over 90% of all mineral property expenditures.

The Company, during the periods under review, through rigorous exploration, economic evaluation and permitting programs, has identified an ore body that warrants commercial development. The Company's main source of funds is from the sale of equity capital. As the Company has not as yet put a property into production, the Company's revenues arise from interest on funds on hand. The Company has accumulated properties predominately in Lemhi County, Idaho, United States, comprised primarily of the ICP, Black Pine Property, and the Morning Glory Property. In addition, the Company has interests in properties in Mexico and Canada. Although Management considers that all properties currently held have potential, the Company has concentrated its efforts over the last two years on the development of the ICP and the acquisition of the Complex, which is an integral part of the ICP mining process.

Results of Operations

The consolidated loss for the year ended February 28, 2003 was $765,316 or $0.02 per share compared with a loss of $593,050, for the year ended February 28, 2002, also $0.02 per share. General and administrative expenses totaled $782,145 which was an increase of 26% from the previous year, reflecting additional financing costs that were a major contributor to the general and administrative expenses. A portion of the promissory notes with warrants and the debenture issue costs were expensed during the year and were included in the total amount of $239,368 verses $76,823 in the previous year (this amount also included normal banking charges). The administration increase was an issuance of 150,000 shares with a deemed value of $44,250 relating to an obligation of the Company concerning the stepping down of the Chairman and CEO for a short period in 1998 while the Company underwent some restructuring. A slight increase in most categories including accounting and audit, advertising and promotion, listing and filing fees, management fees and general office expenditures were offset by slightly lower legal, depreciation and shareholder information costs and a gain in foreign exchange relating to the exchange rate of the US dollar.

For the year ended February 28, 2003, the Company recorded a 32% decrease in other income (expense) of $16,829, which is the amount of interest income netted against the write-down of investments, $418, (February 28, 2002: $1,118) and the gain on sale of investments, $6,882, (February 28, 2002: nil) as compared to the net effect from the year ended February 28, 2002, which was $24,927 and included the gain on sale of property, plant and equipment of $3,140. The decrease was mainly attributed to decreased interest revenue realized on fewer funds that were on deposit.

Financial Condition, Liquidity and Capital Resources

During the year ended February 28, 2003, the Company: closed six private placements which raised $4,907,638 through the issuance of 20,262,810 common shares and 19,310,164 warrants generating net proceeds of $4,534,418; retired debt of $307,676 through the issuance of 1,211,675 common shares; and incurred a compensation cost of 150,000 shares with a deemed value of $44,250 for a past restructuring obligation. These transactions totaled $5,259,562 for the year with share issue costs of $373,220 generating proceeds including non-cash settlements of $4,886,344, which was a significant increase over last year. The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to Clubb Capital Ltd. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

During the year ended February 28, 2002 the Company closed a private placement which raised $2,153,602 through the issuance of 5,390,000 common shares and warrants off set by share issue costs of $166,075 generating net proceeds of $1,987,527, raised an additional $280,000 through the exercise of 700,000 warrants and issued 1,425,000 common shares for cash proceeds of $385,500 on the exercise of stock options. This totaled $2,819,102 for the year.

Deferred exploration expenditures were lower during the year ended February 28, 2003 compared to the year ended February 28, 2002 with a cash total of $1,500,650 expended with 98% spent on the ICP compared with a total of $3,370,179 spent in 2002. Expenditures on capital assets were $14,688 during the year ended February 28, 2003 compared to $85,851 during the year ended February 28, 2002, which was consistent with the permitting efforts on the ICP, as additional equipment was required. This included hydrological pumping stations, an additional vehicle, updated computers and office equipment purchased in 2002. Deferred financing costs in the amount of $559,328 at February 28, 2003 compared to $137,742 at February 28, 2002, related to the valuation of the warrants on the promissory notes and the broker fees, issue expenses and warrants as part of the convertible debenture issue. All these financing costs will be written off on a straight-line basis, over the term of the convertible debentures (five years), and charged to operations as a financing cost.

After funding operating activities, net of working capital charges of $1,184,273, cash reserves increased by $236,500 resulting in a cash balance at February 28, 2003 of $273,577. Total assets increased by 19% from February 28, 2002 to $21,695,986 at February 28, 2003 and shareholders' equity closed the February 28, 2003 year at $20,629,745 reflecting the net loss for the year, offset by the private placement financings and common share issuances. The previous year ended with a cash balance of $37,077 reflecting funding of operating cash losses, net of working capital charges of $474,555 and a decrease in cash reserves of $354,942.

The Company has significantly improved on its working capital deficiency of $2,085,609 at February 28, 2002, compared to $134,041 at February 28, 2003, with the raising of a gross amount of $4,671,358, the conversion of the promissory notes in the amount of $800,000 to 7.5% secured convertible redeemable debentures with a five year term and the retirement of certain current liabilities in the amount of $307,676 for 1,211,675 common shares. These developments allowed the Company to negotiate an early settlement on the purchase of the Complex.

The Company expects to focus its activities on the ICP through the permitting and feasibility stages along with re-establishing the Complex to refine third party silver. As opportunities present themselves, the Company will form joint ventures in order to reduce shareholder risk and conserve working capital.

Outlook

The Company has raised $28.3 million dollars through the sale of securities and share issuances since its inception. Of this amount, over 72% has been expended directly on property development with an additional $2,522,152 expended on the acquisition of the Complex. As at February 28, 2003, cash of $273,577 remained on hand. The Notice of Election to exercise the option to acquire full ownership of the Complex was a long awaited step, which coincides with the permitting efforts and moves the Company even closer to its goal of being America's sole integrated cobalt miner and chemical refiner. With very limited refinery capacity available in North America for cobalt and other materials, the outlook for processing outside feed appears very promising. Currently, Management is in discussions with various parties regarding the processing of their materials at the Company's Complex.

The raising of additional funds subsequent to fiscal year end through the exercise of warrants should allow the Company to continue the permitting and development of its ICP, as well as allow the Company to potentially realize cash flow from the Complex prior to the commencement of the production of cobalt concentrate from the ICP. This will alleviate the Company's current reliance on the issuance of equity for the purpose of raising capital.

Events Subsequent to February 28, 2003

Subsequent to February 28, 2003 the Company issued 542,500 units for gross proceeds of $108,500. Each unit consists of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase an additional common share at $0.25 per share for a two-year period.

The Company also gave notice to the holders of 1,787,000 of its common share purchase warrants issued March 22, 2001 of an extension of the warrants expiry date from March 22, 2003 to March 22, 2006. No change in the exercise price of the warrants is proposed and all warrant holders are arm's length to the Company.

The Company received conditional approval to lower the exercise price of 26,723,125 outstanding warrants held by arm's length parties to $0.15 per warrant, if exercised on or before July 31, 2003. The lower exercise price has been provided to encourage the exercise of outstanding warrants. All warrants not exercised will revert to the original exercise price.

The Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources. Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the Company's accounts. When and if production is attained, these costs will be amortized. Mineral properties and investments are written down when Management determines there is little or no possibility of recovery from such properties or investments. Management reviews annually the carrying value of the Company's interest in each property and, where necessary, the properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon such properties is made.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green	J. Paul Farquharson
Chairman, CEO	CFO

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
Formation Capital Corporation
(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2003 and February 28, 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two year period ended February 28, 2003 and for the period from inception on June 13, 1988 to February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and February 28, 2002 and the results of its operations and its cash flows for each of the years in the two year period ended February 28, 2003 and for the period from inception on June 13, 1988 to February 28, 2003 in accordance with Canadian generally accepted accounting principles, consistently applied.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
May 23, 2003 (except for Notes 19 (b) and (c), for which the dates are June 2, 2003 and June 19, 2003, respectively)

Deloitte
Touche
Tohmatsu

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Balance Sheets

ASSETS		February 28, 2003		February 28, 2002
CURRENT				
Cash and short-term deposits	$	273,577	$	37,077
Investments (Note 3)		1,141		1,641
Accounts receivable		12,293		19,074
Prepaid expenses and deposits		27,651		-
TOTAL CURRENT ASSETS		314,662		57,792
RECLAMATION DEPOSIT		24,033		-
OPTION TO PURCHASE BENEFICIATION PLANT (Note 4)		-		1,185,057
MINERAL PROPERTIES (Note 5)		18,021,201		16,481,676
PROPERTY, PLANT AND EQUIPMENT (Note 6)		2,776,762		297,892
DEFERRED FINANCING COSTS (Note 7)		559,328		137,742
TOTAL ASSETS	$	21,695,986	$	18,160,159
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	443,506	$	1,327,406
Current portion of capital lease obligation (Note 8)		5,197		7,940
Promissory notes (Note 9)		-		808,055
TOTAL CURRENT LIABILITIES		448,703		2,143,401
CONVERTIBLE DEBENTURES (Note 10)		617,538		-
CAPITAL LEASE OBLIGATION (Note 8)		-		5,040
TOTAL LIABILITIES		1,066,241		2,148,441
NATURE OF OPERATIONS (Note 1)				
COMMITMENTS AND CONTINGENCIES (Note 18)				
SHAREHOLDERS' EQUITY				
Share capital (Note 12)				
Authorized				
50,000,000 preferred shares without par value				
250,000,000 common shares without par value				
Issued				
59,391,106 common shares (2002 - 37,766,621 shares)		28,256,813		23,370,471
Subscriptions		-		236,280
Contributed surplus		1,010,656		277,375
Deficit, accumulated during exploration stage		(8,637,724)		(7,872,408)
TOTAL SHAREHOLDERS' EQUITY		20,629,745		16,011,718
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	21,695,986	$	18,160,159

APPROVED BY THE BOARD

Director

Director

See accompanying notes to the consolidated financial statements

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

	Cumulative from inception on June 13, 1988 to February 28, 2003	For the years ended February 28, 2003	February 28, 2002
REVENUE			
Property options and other	$ 199,082	$ -	$ -
EXPENSES			
Accounting and audit	922,173	116,215	112,122
Administration	749,135	131,190	86,940
Advertising and promotion	841,732	86,147	55,740
Bank charges, interest and financing costs	411,394	239,368	76,823
Depreciation	429,474	57,971	61,319
Foreign exchange (gain) loss	(62,064)	(54,270)	12,837
Legal fees	437,034	19,387	22,603
Listing and filing fees	400,218	34,673	32,367
Management fees	255,775	9,611	8,929
Office	1,629,234	127,517	115,239
Shareholder information	685,216	14,336	33,058
	6,699,321	782,145	617,977
LOSS BEFORE UNDERNOTED ITEMS	(6,500,239)	(782,145)	(617,977)
OTHER INCOME (Note 13)	931,551	16,829	24,927
WRITE-DOWN OF RESOURCE PROPERTIES	(3,103,350)	-	-
NON-CONTROLLING INTEREST	34,314	-	-
NET LOSS FOR THE PERIOD	$ (8,637,724)	$ (765,316)	$ (593,050)
Basic and diluted loss per share		$ (0.02)	$ (0.02)
Weighted average number of shares outstanding		50,181,903	35,525,939

See accompanying notes to the consolidated financial statements

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

	Common shares without par value		Share Subscriptions and Special Warrants	Contributed Surplus	Deficit accumulated during the exploration stage	Total shareholders' equity
	Shares	Amount				
Balance, February 28, 2001	**30,251,621**	**20,717,444**	**770,000**	**77,032**	**(7,279,358)**	**14,285,118**
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	**37,766,621**	**23,370,471**	**236,280**	**277,375**	**(7,872,408)**	**16,011,718**
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares on for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture (Note 10)	-	-	-	694,405	-	694,405
Stock-based compensation (Note 12 (a) (iii))	-	-	-	38,876		38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	**59,391,106**	**$ 28,256,813**	**$ -**	**$ 1,010,656**	**$ (8,637,724)**	**$ 20,629,745**

See accompanying notes to the consolidated financial statements

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

	Cumulative from inception on June 13, 1988 to February 28, 2003	For the years ended February 28, 2003	February 28, 2002
OPERATING ACTIVITIES			
Net loss for the period	$ (8,637,724)	$ (765,316)	$ (593,050)
Items not involving cash			
Depreciation	429,474	57,971	61,319
Financing costs (Note 7)	130,077	127,819	2,258
Gain on sale of investments (Note 13)	(356,229)	(6,800)	(3,140)
Write-down of mineral properties	3,103,350	-	-
Write-down of investments (Note 13)	53,052	418	1,118
Non-controlling interest	(34,314)	-	-
Finder's fee settled by issuance of shares	22,100	-	-
Issue of shares for compensation	44,250	44,250	-
Change in non-cash operating working capital items (Note 16)	(355,414)	(642,615)	56,940
	(5,601,378)	(1,184,273)	(474,555)
FINANCING ACTIVITIES			
Lease obligation	5,197	(7,783)	(7,134)
Share capital and special warrants issued for cash	28,278,675	4,671,358	2,975,382
Share and special warrant issue expenses	(1,150,289)	(373,220)	(166,075)
Share capital issued by subsidiary	112,500	-	-
Promissory notes (Note 9)	800,000	-	800,000
	28,046,083	4,290,355	3,602,173
INVESTING ACTIVITIES			
Resource property expenditures	(19,367,857)	(1,500,650)	(2,226,049)
Option to purchase beneficiation plant	(2,522,152)	(1,337,093)	(1,185,057)
Purchase of property, plant and equipment	(749,646)	(14,688)	(85,851)
Reclamation deposits	(24,033)	(24,033)	6,397
Proceeds on sale of investments	381,341	6,882	-
Proceeds on sale of property, plant and equipment	79,309	-	8,000
Other	31,910	-	-
	(22,171,128)	(2,869,582)	(3,482,560)
NET CASH INFLOW (OUTFLOW)	273,577	236,500	(354,942)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	-	37,077	392,019
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 273,577	$ 273,577	$ 37,077

See accompanying notes to the consolidated financial statements

Supplemental Disclosure of Non-Cash Investing and Financing Activities

The following transactions are not reflected in the consolidated statement of cash flows:

(a) During the year ended February 28, 2003:

(i) 680,000 stock options valued at $38,876 were granted to consultants and were capitalized to mineral properties (Note 12 (a) (iii)).

(ii) 2,666,400 warrants valued at $369,405 were issued as part of the private placement of 7.5% secured, convertible, redeemable debentures, that closed on April 3, 2002; the broker fee included 519,980 warrants valued at $60,000 (Note 10).

(b) During the year ended February 28, 2002:

(i) 690,000 stock options valued at $60,343 were granted to consultants and were capitalized to mineral properties (Note 12 (a) (iii)).

(ii) 1,333,333 warrants valued at $140,000 were issued as part of the promissory note issued on February 5, 2002 (Note 9).

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.

The financial statements of the Company have been prepared based on the Company being a going concern. The going concern basis of accounting assumes the Company will be able to realize its assets and settle its liabilities in the normal course of business. The Company has a history of losses, has a working capital deficiency of $134,041 at February 28, 2003 (February 28, 2002 – $2,085,609) and has no operating cash flow.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition of assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

(a) *Basis of consolidation*

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals Inc., an Idaho corporation, Coronation Mines Ltd. ("Coronation"), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated.

(b) *Use of estimates*

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

(c) *Cash and short-term deposits*

Cash and short-term deposits consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d) *Reclamation costs*

Ongoing reclamation costs are charged to earnings in the period that they are reasonably determinable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

For the years ended February 28, 2003 and 2002, no such impairment loss has been provided.

(f) Property, plant and equipment

Property and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other equipment. As at February 28, 2003, the plant was not yet in use. Depreciation of the plant will be charged to operations when commercial production commences.

(g) Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h) Stock-based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Pro forma net loss and pro forma loss per share are disclosed in Note 12 (a) (iv) as if the fair value based method of accounting had been used.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the options at the date of the grant using an option-pricing model.

(i) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive. The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Foreign currency translation

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(k) Comparative figures

Certain of the prior year's figures have been reclassified to conform to the current period's presentation.

3. INVESTMENTS

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value. As at February 28, 2003, the quoted market value was $2,022 (February 28, 2002 – $9,353).

4. OPTION TO PURCHASE BENEFICIATION PLANT

The Company entered into an option and sale agreement to option/purchase certain refining facilities and property located in Big Creek, Idaho. The original consideration was determined as US$1,575,000 payable in instalments by March 31, 2003.

During the year ended February 28, 2003, the agreement was amended and the total consideration was determined at US$1,275,000. As of February 28, 2003, the Company had paid the total purchase price and exercised its option to purchase the refining assets.

Current carrying cost:

	February 28, 2003	February 28, 2002
Option payments (US$1,275,000; 2002 - US$600,000))	$ 2,010,000	$ 960,000
Deferred costs of acquisition	512,150	225,057
	2,522,150	1,185,057
Transfer to property, plant and equipment (Note 6)	(2,522,150)	-
	$ -	$ 1,185,057

5. MINERAL PROPERTIES

Mineral properties consist of:

		February 28, 2003		February 28, 2002
Idaho Cobalt Belt				
Idaho Cobalt Project (See Schedule)	$	13,208,549	$	11,739,919
Black Pine		3,180,275		3,165,872
Badger Basin		95,534		94,249
		16,484,358		15,000,040
Other Projects				
Morning Glory/Wallace Creek		369,494		361,066
Los Cocos		782,412		776,297
El Milagro		223,379		186,680
Flin Flon		65,645		65,645
Queen of the Hills		19,379		16,823
Compass/Kernaghan		2,268		2,268
Virgin River		8,570		7,920
Other		65,696		64,937
		1,536,843		1,481,636
	$	18,021,201	$	16,481,676

(a) *Idaho Cobalt Belt*

(i) *Idaho Cobalt Project*

The Company has a lease option agreement, with a company controlled by a director, whereby the Company can earn a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

(ii) *Black Pine*

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$20,000 until the year 2001, US$100,000 in 2002 and US$20,000 thereafter to 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$10,000 if the average price of copper trades between US$0.85 to $0.89 per pound and US$20,000 if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments). There have been no payments due since the amended agreement was concluded.

5. MINERAL PROPERTIES (Continued)

(a) Idaho Cobalt Belt (continued)

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other Projects

(i) Morning Glory/Wallace Creek

a) Morning Glory

The Company has a 100% interest in certain mineral claims located in the Lemhi County, Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$32,400 has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b) Wallace Creek

The Company has a 100% interest in certain mineral claims located in the Lemhi County, Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(ii) Los Cocos

The Company can earn a 100% interest in certain mineral claims in the Xichu District, Mexico, by paying all staking, recording and out-of-pocket expenses along with the equivalent of US$20,000 in capital stock (minimum 5,000 shares/maximum 10,000 shares). The property shall be subject to a 5% NSR redeemable at $750,000 per percentage point down to a 2% NSR.

5. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(iii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos over three years. As at February 28, 2003, a total of 800,000 pesos has been paid and the Company had earned a 100% interest in the property.

(iv) Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

(v) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400. A total of US $19,600 has been paid to date. To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

In addition, the Company has renewed an option agreement with a third party whereby the optionee can earn a 51% interest in the mineral claims by meeting the obligations under the lease and incurring US $150,000 on exploration and development over a three-year period, effective January 1, 2001.

(vi) Compass/Kernaghan

a) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000.

b) Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

5. MINERAL PROPERTIES (Continued)

(b) Other Projects (continued)

(vi) Compass/Kernaghan (continued)

b) Kernaghan Lake (continued)

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(vii) Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(viii) Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

6. PROPERTY, PLANT AND EQUIPMENT

	February 28, 2003			February 28, 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land and building	$ 170,542	$ 35,624	$ 134,918	$ 139,846
Plant (Note 4)	2,522,150	-	2,522,150	-
Office furniture, fixtures and equipment	363,681	282,631	81,050	100,738
Vehicles	98,661	60,017	38,644	57,308
	$ 3,155,034	$ 378,272	$ 2,776,762	$ 297,892

7. DEFERRED FINANCING COST

	February 28, 2003	February 28, 2002
Promissory notes warrants (Note 9)	$ 140,000	$ 140,000
Convertible debentures warrants (Note 10)	369,405	-
Convertible debentures broker fee (Note 10)	60,000	-
Convertible debentures issue expenses	120,000	-
	689,405	140,000
Accumulated amortization	(130,077)	(2,258)
	$ 559,328	$ 137,742

8. CAPITAL LEASE OBLIGATION

Included in property, plant and equipment is a vehicle that the Company has acquired pursuant to a three-year lease agreement terminating on September 22, 2003. The rate of interest in terms of the lease agreement is 10.75%. Future minimum lease payments are as follows:

	February 28, 2003	February 28, 2002
2003	$ -	$ 8,952
2004	5,197	5,222
Total minimum lease payments	5,197	14,174
Less: interest portion	(181)	(1,194)
Present value of capital lease obligation	5,016	12,980
Current portion	(5,016)	(7,940)
Non-current portion	$ -	$ 5,040

The net book value of the vehicle at February 28, 2003 is $18,928 (2002 - $21,479).

9. PROMISSORY NOTES

	February 28, 2003	February 28, 2002
Promissory notes issued on December 14, 2001, $400,000, and February 5, 2002, $400,000, bear interest at 7.5% per annum, are secured by a general security agreement over the assets of the Company and are due on March 29, 2002	$ -	$ 808,055

The promissory note issued on February 5, 2002 was financed with warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years and additional security provided by the U.S. subsidiary in the form of a guarantee.

The warrants were valued at $140,000 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company's share price of 73% and a weighted-average risk free rate of 4.45%.

9. PROMISSORY NOTES (Continued)

The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost (Note 7). The deferred financing cost will be amortized into operations on a straight-line basis over the term of the debt $27,096 (2002 – $2,258).

10. CONVERTIBLE DEBENTURES

	February 28, 2003	February 28, 2002
7.5% p.a. secured, convertible redeemable debentures	$ 617,538	$ -

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of a $1,000 principal amount debenture and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (the "Debentures") in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years. A fee comprised of 60 units consisting of Debentures in the total principle amount of $60,000 and 519,980 warrants, exercisable on the same terms as the private placement warrants, was incurred in connection with the placement. Management has recorded certain fees as Deferred Financing Costs that are amortized into operations on a straight-line basis over the term of the debt (Note 7). Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled (Note 9).

The Company has the right in certain circumstances to redeem the Debentures. The Debentures have been accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the secured convertible debentures amounted to $325,000. This amount represents the fair value of the holder's option to convert the debentures into common shares.

The carrying amount of the financial liability at February 28, 2003 includes accretion of $64,597 for the principal portion and $18,121 for the interest portion of the liability.

The warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company's share price of 77% and a weighted-average risk free rate of 4.91%. The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost (Note 7). The deferred financing cost will be amortized into operations on a straight-line basis over the term of the debt.

11. FUTURE INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28, 2003	February 28, 2002
Statutory tax rate	38%	40%
Recovery of income taxes computed at standard rates	$ 291,000	$ 237,000
Effect of lower tax rates of foreign jurisdictions	-	(1,000)
Tax losses not recognized in the period that the benefit arose	(291,000)	(236,000)
	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	February 28, 2003	February 28, 2002
Future income tax asset		
Operating loss carry forwards	$ 10,249,614	$ 9,338,550
Less: Valuation allowances	(3,655,839)	(2,603,701)
	6,593,775	6,734,849
Future income tax liability		
Accumulated cost base differences on assets	(6,593,775)	(6,734,849)
	$ -	$ -

At February 28, 2003, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 20,364,000	2004 - 2023
Canada	4,687,000	2004 - 2010
Mexico	1,555,000	2006 - 2012

12. SHARE CAPITAL

(a) Stock options

(i) As at February 28, 2003, outstanding, exercisable stock options were as follows:

Number of Shares	Exercise Price	Expiry Date
1,220,000	$ 0.25	April 11, 2003
200,000	$ 0.35	September 18, 2003
50,000	$ 0.35	November 15, 2003
225,000	$ 0.25	February 26, 2004
695,000	$ 0.31	June 27, 2004
150,000	$ 0.28	September 12, 2004
100,000	$ 0.20	November 19, 2004
1,430,000	$ 0.25	February 26, 2005
165,000	$ 0.34	July 18, 2005
165,000	$ 0.28	September 12, 2005
100,000	$ 0.20	November 21, 2005
4,500,000		

(ii) Details of changes in outstanding, exercisable stock options during the years ended February 28, 2003 and 2002 were as follows:

	February 28, 2003	Weighted Average Exercise Price	February 28, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	4,637,500	$ 0.27	3,265,000	$ 0.27
Activity during the year				
Options granted	680,000	0.27	3,112,500	0.27
Options exercised	-	-	(1,425,000)	0.27
Options cancelled/expired	(817,500)	0.26	(315,000)	0.33
Balance outstanding, end of year	4,500,000	$ 0.27	4,637,500	$ 0.27

(iii) During the year ended February 28, 2003, 250,000 (2002 – 690,000) stock options were issued to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $38,876 (2002 – $60,343) were capitalized to mineral properties. This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 98% (2002 – 66%) and a weighted average risk free rate of 4.13% (2002 – 4.12%).

12. SHARE CAPITAL (Continued)

(a) Stock options (continued)

(iv) When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after January 1, 2002, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year ended February 28, 2003
Net loss	
As reported	$ (765,316)
Pro forma	$ (840,693)
Basic and fully diluted loss per share	
As reported	$ (0.02)
Pro forma	$ (0.02)

The fair value of each option grant is estimated on the date of grant using an option-pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 96% (2002 – 60%) and an annual risk free interest rate of 4.16% (2002 – 4.89%).

(b) Warrants

(i) Warrants outstanding at February 28, 2003 were as follows:

Number of Warrants	Exercise Price	Expiry Date
1,787,000	$ 0.50	March 22, 2003
634,500	$ 0.50	July 06, 2003
500,000	$ 0.50	September 25, 2003
945,120	$ 0.30	March 23, 2004
2,000,000	$ 0.30	April 10, 2004
5,830,000	$ 0.30	June 21, 2004
4,158,000	$ 0.30	June 25, 2004
4,778,400	$ 0.30	August 31, 2004
1,598,644	$ 0.25	March 01, 2005
1,333,333	$ 0.30	February 05, 2007
3,186,380	$ 0.30	April 03, 2007
26,751,377	$ 0.32	

12. SHARE CAPITAL (Continued)

(b) Warrants (continued)

(ii) The changes in warrants during the two previous years were as follows:.

	February 28, 2003	Weighted Average Exercise Price	February 28, 2002	Weighted Average Exercise Price
Balance outstanding, beginning of year	6,444,833	$ 0.49	5,126,500	$ 0.52
Activity during the year				
Warrants issued	22,496,544	0.30	4,254,833	0.44
Warrants exercised	-	-	(700,000)	0.40
Warrants expired/ cancelled	(2,190,000)	0.60	(2,236,500)	0.49
Balance outstanding, end of year	26,751,377	$ 0.32	6,444,833	$ 0.49

13. OTHER INCOME (EXPENSE)

	Cumulative from inception to February 28, 2003	February 28, 2003	February 28, 2002
Gain on deemed disposition	$ 67,046	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	3,140
Gain on sale of investments	275,436	6,800	-
Write-down of investments	(53,052)	(418)	(1,118)
Interest	628,374	10,447	22,905
	$ 931,551	$ 16,829	$ 24,927

14. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	February 28, 2003	February 28, 2002
Canada	$ 740,025	$ 326,298
United States	19,631,932	16,809,068
Mexico	1,009,367	967,001
	$ 21,381,324	$ 18,102,367

15. RELATED PARTY TRANSACTIONS

(a) During the year ended February 28, 2003, the Company incurred:

(i) administration fees of $131,190 (2002 – $86,940) to a director and financial services fees of $64,860 (2002 – $64,860) to an officer; and

(ii) mineral property expenditures, including consulting fees, of $163,925 (2002 – $164,197) to directors.

(b) As at February 28, 2003, accounts payable include $5,275 (2002 – $5,549) due to directors and officers.

16. CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative from inception to February 28, 2003	February 28, 2003	February 28, 2002
Accounts receivable	$ (10,734)	$ 6,781	$ (906)
Prepaid expenses and deposits	(27,651)	(27,651)	6,490
Accounts payable and accrued liabilities, relating to operating items	(317,029)	(621,745)	51,356
	$ (355,414)	$ (642,615)	$ 56,940

17. FINANCIAL INSTRUMENTS

(a) Fair value

The Company's financial instruments include cash and short-term deposits, investments, accounts receivable, accounts payable and accrued liabilities, lease obligations, promissory notes and convertible debentures. The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 3.

17. FINANCIAL INSTRUMENTS (Continued)

(b) Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

18. COMMITMENTS AND CONTINGENCIES

(a) The Company has certain obligations with respect to mineral property expenditures (Note 5).

19. SUBSEQUENT EVENTS

(a) On March 12, 2003, the Company gave notice to the holders of 1,787,000 of its common share purchase warrants issued March 22, 2001 (the "Warrants") of an extension of the Warrant expiry date from March 22, 2003 to March 22, 2006. No change in the exercise price of the Warrants is proposed. All of the holders of the Warrants are arm's length to the Company.

(b) On June 2, 2003, the Company closed a private placement with the issuance of 542,500 units at $0.20 per unit, each unit being comprised of one common share and one-half common share purchase warrant, each whole common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.25 per share until June 2, 2005. The Company realized gross proceeds of $108,500 (certain fees were paid on the closing of the private placement) intended for general working capital purposes.

(c) On June 19, 2003, the Company received conditional approval to lower the exercise price of 26,723,125 outstanding warrants held by arm's length parties to $0.15 per warrant, exercised on or before July 31, 2003. The lower exercise price has been provided to encourage the exercise of outstanding warrants. Any warrants not exercised will revert to the original exercise price.

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Schedule of Expenditures for Idaho Cobalt Project

	February 28, 2003	February 28, 2002
Idaho Cobalt Project		
Resource property costs	$ 27,869	$ 37,505
Drilling	719	89,815
Field supplies and expenses	17,011	10,387
Engineering and consulting	187,704	445,221
Permitting	300,120	359,981
Geochemical and metallurgical	21,147	166,234
Communications	90,794	68,331
Automobile	2,169	5,843
General property expenses	28,988	46,241
Insurance	21,439	15,341
Reclamation	1,852	1,644
Base line studies	412,777	1,144,722
EIS Contract & Supervision	356,041	876,812
	1,468,630	3,268,077
EXPENDITURES, BEGINNING OF YEAR	11,739,919	8,471,842
EXPENDITURES, END OF YEAR	$ 13,208,549	$ 11,739,919

DIRECTORS AND OFFICERS

Mari-Ann I. Green, B.A.
Chairman & C.E.O.
Director

J. Scott Bending, B.Sc., P.Geo.
President
Director

J. Paul Farquharson, B.B.A.
Chief Financial Officer
Corporate Secretary

W. G. (Bill) Scales, B.Sc.
Director
President, Formation Capital Corporation, U.S.

James B. Engdahl
Director

Robert J. Quinn, B.S., J.D.,
Director

Robert G. Metka, B.Sc., Eng., M.B.A.
Director

David M. Stone, Ph.D., P.E., P.Eng., M.B.A.
Director

Raymon L. Torchinsky, Ph.D., B.A., M.A.
Director

LEGAL COUNSEL

Lexas Law Group - Vancouver, BC
Cassels, Brock & Blackwell - Toronto, ON
Baird, Hanson and Quinn LLB - Boise, ID
Rios Zertuche, González Lutteroth y Rodríguez, S.C. - SLP, Mex.

TRANSFER AGENT

Computershare Trust Company of Canada

BANKERS

Bank of Montreal - Canada
Wells Fargo Bank Northwest, N.A. - U.S.A..
Groupo Financiero Bancomer - Mexico

AUDITORS

Deloitte & Touche, Vancouver B.C., Canada

NOTICE

The Annual General Meeting of Formation Capital Corporation will be held on Friday, August 22, 2003 at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia at 10 a.m. , PST.

HEAD OFFICE

Suite 720 - 789 West Pender Street
Vancouver, BC, V6C 1H2, Canada
Phone: (604) 682-6229
Fax: (604) 682-6205
Email: inform@formcap.com
Website: www.formcap.com

IDAHO EXPLORATION OFFICE

812 Shoup Street
Salmon, ID, USA, 83467
Phone:(208) 756-4578
Fax:(208) 756-2573
Emai: informus@formcap.com

MEXICO EXPLORATION OFFICE

Minerra Terranova S.A. de C.V.
c/o Sr. Rodolfo Castillo Ramirez
Independencia No. 718-108, C.P. 76000
San Luis Potosi, S.L.P., MEXICO
Tel & Fax:(011) 52-48-12-5959

STOCK INFORMATION

Formation Capital Corporation is listed on the Senior Board of the Toronto Stock Exchange and trades under the symbol: **FCO**

S.E.C. Excemption: 12g32b#82-2783
Common shares authorized :250,000,000
Common shares issued and
outstanding as at June 30, 2003: 59,933,606

For a more comprehensive overview
of the Company, the reader is
encouraged to visit our website at:

www.formcap.com

FORMATION

FORMATION CAPITAL CORPORATION

SUITE 720 - 789 WEST PENDER STREET
VANCOUVER, B.C. V6C 1H2
TEL: 604-682-6229
FAX: 604-682-6205
WEBSITE: WWW.FORMCAP.COM